U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 10-SB

                   Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                     IMMEDIATE ENTERTAINMENT GROUP, INC.
                     -----------------------------------
       (Name of Small Business Issuer as specified in its charter)



             NEVADA                                   87-0558367
             ------                                   ----------
(State or other jurisdiction of                  (I.R.S. incorporation or
         organization)                               Employer I.D. No.)


                                  N/A
                                  ---
                             (SEC File No.)


                         Paul Ehrlichstrasse 17
                            63322 Rodermark
                                Germany
                                -------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  49-6074-89180


 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization, Securities Offerings and Amendments to Articles of Incorporation.
--------------

          Immediate Entertainment Group, Inc. (the "Company") was organized under the laws of the State of Nevada on May 10, 1996, under the name "Diversified Research, Inc." The Company was incorporated for the primary purposes of evaluating the business operations of various European record and publishing companies and engaging in any other lawful business authorized by the State of Nevada or any other jurisdiction in which the Company may be authorized to do business.

          The Company is authorized to issue a total of 50,000,000 shares of common voting stock having a par value of one mill ($0.001) per share, with no pre-emptive rights or cumulative voting rights. Copies of the Company's initial Articles of Incorporation and its Bylaws are attached hereto and are incorporated herein by this reference. See the
Exhibit Index, Part III.

          At the Company's inception, the Board of Directors authorized the issuance of 200,000 "unregistered" and "restricted" shares of its common stock to two directors and executive officers who may be deemed to have been promoters or founders of the Company, for the total consideration of US$10,000. At the same time, the Board of Directors authorized the President to conduct an offering of 300,000 shares of the Company's common stock at a price of US$0.10 per share, in reliance on the exemption from registration provided by Section 4(6) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 504 of Regulation D of the Securities and Exchange Commission (the "Commission"). The offering was completed in August, 1996, with the Company receiving gross proceeds of US$30,000 from the sale of 300,000 shares of its common stock.

          At a special meeting held on October 15, 1996, the Company's Board of Directors unanimously resolved to commence an offering of a minimum of 100,000 shares and a maximum of 300,000 shares of its common stock under Rule 504 of Regulation D of the Commission, to non-residents of the United States, at a price of US$ 3 per share, in order to raise a minimum of US$300,000 and a maximum of US$ 900,000. This second securities offering was closed in approximately July, 1997, with the sale of an aggregate of 300,000 shares of the Company's common stock to non-United States residents. The Company received gross proceeds of US$900,000 from the offering, before deduction of legal and accounting fees, costs and commissions.

          On March 24, 1997, the Company filed with the Nevada Secretary of State an Amendment to its Articles of Incorporation, by which the Company's name was changed to "Immediate Entertainment Group, Inc."

     Mergers and Reorganizations.
     ----------------------------

          At its October 15, 1996, special meeting, the Company's Board of Directors unanimously resolved to adopt a Plan and Agreement of Reorganization whereby the Company would acquire all of the issued and outstanding capital stock of Dolphin Studios Musikproduktions GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Dolphin Studios"), in exchange for the issuance of 2,000,000 "unregistered" and "restricted" shares of the Company's common stock to MBO GmbH ("MBO"), a corporation organized under the laws of the Federal Republic of Germany, which was the sole stockholder of Dolphin Studios (the "Dolphin Studios Plan").

          The Dolphin Studios Plan was completed on October 22, 1996, with Dolphin Studios becoming a wholly-owned subsidiary of the Company. A copy of the Dolphin Studios Plan is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III.

          On February 28, 1997, the Company completed a Plan and Agreement of Reorganization with Chartware Media Corporation (then known as "Immediate Music Corporation"), a Delaware corporation ("CMC"), whereby the Company acquired all of the issued and outstanding capital stock of CMC in exchange for the issuance of 3,500,000 "unregistered" and "restricted" shares of the Company's common stock to CMC (the "CMC Plan"). CMC subsequently distributed these shares of the Company's common stock to its former stockholders on a pro rata basis. In connection with the CMC Plan, on March 24, 1997, the Company changed its name to "Immediate Entertainment Group, Inc." Copies of the CMC Plan and the Amendment to the Articles of Incorporation effecting the Company's name change are attached hereto and are incorporated herein by this reference. See the Exhibit Index, Part III.

          CMC was incorporated under the laws of the State of Delaware on June 11, 1993, under the name "Immediate Records, Inc." On or about January 8, 1998, its Certificate of Incorporation was amended to change CMC's name to "Chartware Media Corporation."

           CMC owns all of the issued and outstanding capital stock of the following corporations: (i) Chartware Record Service GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Chartware");
(ii) Music Action Limited, a corporation organized under the laws of England and Wales ("MAC"); and (iii) Chartware Records Limited (formerly known as "Immediate Records Limited"), a corporation organized under the laws of England and Wales ("CRL"). At the time of the Company's acquisition of CMC, MAC and CRL were wholly-owned subsidiaries of CMC. The Board of Directors of CMC approved the acquisition of Chartware at a special meeting held on April 29, 1997.

          See the heading "Business" of this caption and Exhibit 21 of this Registration Statement for a description of the businesses of CMC and its wholly-owned subsidiaries.

          The Company is presently negotiating for the merger of a German music television network with and into the Company. Should such an acquisition be consummated prior to the effective date of this Registration Statement, the Company will file an amendment hereto disclosing such consummation; if consummated after the effective date hereof, the Company will file with the Commission a Current Report on Form 8-K disclosing the terms of the acquisition. However, there can be no assurance that any such acquisition will be completed or that, if it is, the operations of the acquired entity will be profitable to the Company.

          In anticipation of the completion of the above-referenced merger, on February 3, 1998, the Company entered into a letter agreement with Freedom of Choice Fund Management Ltd. of Melbourne, Australia ("Freedom of Choice"), by which Freedom of Choice agreed to arrange a financing facility of US$ 1,000,000 to fund the operations of the German music television network. In consideration of Freedom of Choice's obligations in this regard, the Company issued 100,000 "unregistered" and "restricted" shares of its common stock to National Mutual Trustees, Ltd., which may be deemed to be an affiliate of Freedom of Choice, on February 23, 1998.

          On February 27, 1998, the Company entered into a Memorandum of Understanding with Momentum Capital Funding Corp. and Phillip G. Cook and Power Capital Partnership, Inc.(collectively, the "Consultants"). The Memorandum provides for the Consultants to raise up to US$ 5,500,000 to fund the working capital of the German television network pursuant to the tentative, non-binding agreement of the parties. In consideration of these services, the Consultants are to receive up to US$ 60,000 in cash; 175,000 shares of the Company's common stock; and warrants to purchase an additional 175,000 shares of the Company's common stock for a period of two years at the market price of such common stock on the day that the funds are provided.

     Changes of Control During the Past Three Years.
     -----------------------------------------------

          Pursuant to the Bylaws of the Company and applicable provisions of the Nevada Revised Statutes, the following changes of control of the Company have occurred during the past three years:

          (i) In connection with the Dolphin Studios Plan, MBO became the majority stockholder of the Company;

          (ii) In connection with the CMC Plan, the former stockholders of CMC collectively acquired a controlling interest in the Company;

          (iii) Also in connection with the CMC Plan, Roger Lund and Toni Carter resigned as directors and executive officers of the Company and the following persons were designated, in seriatim, to serve in the capacities indicated: Michael Berresheim (Chairman of the Board of Directors); Anthony Calder (President and Director); Evert Wilbrink (Vice President and Director); and Geraldine Blecker (Secretary/Treasurer and Director).

          (iv) Messrs. Calder and Wilbrink resigned their positions in November, 1997; Mr. Berresheim and Christoph Berger were appointed President and Vice President, respectively, in November, 1997. David Howar was also appointed a director of the Company at this time.

          See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4 of this Registration Statement.

     Sales of "Unregistered" and "Restricted" Securities During the Past Three Years.
------

          See the caption "Recent Sales of Unregistered Securities," Part II,
Item 4 of this Registration Statement.

Business.
---------

          General. The Company, through its wholly-owned subsidiaries, is active in the financing, production, administration, licensing, promotion and distribution of media software and audio products, such as CD's, CD-ROM's, CD-I,vinyl, mini-disks and other analog and digital devices for the music and entertainment industry. The Company develops artists and concepts for exploitation through its world-wide distribution network, but its activities principally take place in Germany, England, the United States, Canada, Australia, Austria and Switzerland. European distribution currently accounts for approximately two-thirds of the Company's total distribution.

          The Company's principal activity is the production, acquisition and distribution of audio and video CD's as well as CD-ROM. In general, the Company engages artists and producers to create recordings or acquires previously completed recordings and new masters for reproduction and distribution. For example, on March 28, 1997, Beacon Studios Management Corporation, a corporation organized under the laws of the British Virgin Islands("Beacon Studios"), executed an Assignment assigning to the Company all of its copyrights and related rights to a catalog of approximately 272 master digital sound recordings and approximately 3900 record titles (the "Beacon Studios catalog"), in consideration of the issuance of 500,000 "unregistered" and "restricted" shares of the Company's common stock pursuant to Regulation S of the Commission. These shares were issued on September 24, 1997. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.

          Pursuant to an Assignment dated December 17, 1997, the Company acquired from Music Avenue of America Corporation, a corporation organized under the laws of the State of Delaware, all copyrights and related rights to a catalog consisting of approximately 206 master digital recordings and approximately 3,296 titles (the "Music Avenue catalog"), in consideration of the issuance of 328,000 "unregistered" and "restricted" shares of the Company's common stock; these shares were issued on February 20, 1998. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.

          The Beacon Studios catalog and the Music Avenue catalog consist of a wide variety of musical styles, including, for example, big bands, blues, Christmas, classical, country, dance, jazz, karaoke, opera, orchestral, pop and reggae. Copies of the Beacon Studios Assignment and the Music Avenue Assignment, without schedules, are attached hereto and are incorporated herein by this reference. See the Exhibit Index, Part III.

          The Company licenses master recordings from the repertoire owners or acquires completed master recordings at recording cost plus an "all-in" royalty to the producer. Aggregate royalties payable to owners of such master recordings range from 10% to 30% based on the distributor's price to dealers. The master recordings are preferably acquired under exclusive arrangements, which gives the Company the exclusive right to produce and market the particular recordings for a specific period of time, ranging from one year to seven years. The Company is also obliged to pay other costs for the exploitation of the master recordings, such as mechanical royalties, which are paid according to national statutory rates. See the heading "Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration" of this caption.

          In specific cases, the Company also enters into non-exclusive agreements, sharing exploitation rights within a territory with other competitors. This generally involves compiling albums of past hits and selling these with promotional support through special marketing and/or radio and TV campaigns.

          Upon the acquisition of a master recording, the Company can handle mastering and manufacturing for CD's as well as the design of covers and labels in-house. Chartware, the Company's manufacturing division, stores the CD's until orders for the products are received.

          The Company releases albums in most musical genres, but is especially experienced in marketing heavy metal, disco/dance/techno, rhythm & blues, and classical music.

          The Company promotes its artists through radio and television, free publicity in the press, print advertising, and through concert tours of the artists involved. The Company retains independent promotion consultants to assist its in-house staff, part-time employees and interns.

          Cable TV operations such as MTV, VH1, and VIVA provide significant exposure to new music consumer groups, opening up additional markets to artists in all fields of contemporary music. The Company from time to time produces promotional video tapes featuring its performers for presentation in these media. The Company exploits all other customary marketing methods to expose its artists and products. Promotion is coordinated with distributors and retailers, who in turn cooperate with displays and in-store appearances by the artists.

          On December 23, 1997, the Company commenced a joint venture in Germany to produce German "Schlager" (i.e., folk) music and artists. The joint venture provides for the Company to provide studio time and CD manufacturing and television media services, and for the other joint venturer, Karlheinz Balzer of Neu Isenburg, Germany, to supply the artists and print promotion. The joint venture is known as "Deutsche Media AG" and operates from the Company's facility in Rodermark, Germany. See the caption "Description of Property," Part I, Item 3 of this Registration Statement.

          Principal Products or Services and their Markets. The Company's products and services are focused principally on the music and entertainment industry and are conducted through its wholly-owned subsidiaries. See Exhibit 21 of this Registration Statement for a description of the principal products or services of each of these subsidiaries.

          Distribution Methods of the Products or Services. The Company distributes its releases mainly through independent distributors who, in turn, resell the products to retail outlets. The Company has arrangements with over 50 distributors and licensees throughout the world. European distributors handle accounts for approximately two-thirds of the Company's business. Payment terms with distributors are normally 30 to 60 days, net. From time to time, the Company changes distributors in order to maximize its market-share and limit its financial risks. In accordance with industry practice, the Company gives credit to its distributors for merchandise returned by their accounts. See the heading "Returns Policy" under the caption "Risk Factors," herein.

          The Company's wholly-owned subsidiary, CRL, is party to an Agreement with BMG Entertainment International UK & Ireland Limited, a corporation organized under the laws of England ("BMG"), which granted to BMG the exclusive right to distribute CRL's musical and video recordings in the United Kingdom for a period of two years, commencing September 1, 1996. The Agreement provides for the Company to pay to BMG a domestic fee of 12% of the gross invoice value of recordings shipped during a given month. If the aggregate gross invoice value of sales by BMG during a given contract year exceeds 1,000,000 British pounds or 2,000,000 British pounds, the domestic fee for the following year shall be reduced to 11% or 10%, respectively. CRL is also required to pay a promotional fee of 5% of dealer price for certain promotional sales and a 5% stock transfer charge for the return of overstocked recordings to CRL. A copy of the BMG Agreement is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III.

          The Company promotes its recordings primarily through radio and television advertising, but also advertises in trade publications, magazines, including music-oriented magazines, and general circulation newspapers. The Company also uses promotional video tapes.

          Status of any Publicly Announced New Product or Service. None; not applicable.

          Competitive Business Conditions. The Company and its operating subsidiaries will face competition from major foreign and domestic record companies, music manufacturers, artists, producers and talents which are far better known, experienced, well financed, and talent-laden than are the Company's relatively small, newly-formed and under-capitalized operations. The recording studios with which it competes include Sony Records, MCA, WEA, Rhino Records, Motown Records and numerous others of similar reputation and capital. As a small publisher, marketer and producer of music, neither the Company nor its start-up subsidiaries can be expected to present substantial competition to these competitors. However, the Company believes there is a small market niche into which its products can be successfully promoted and marketed, though no assurance can be given that such will be the case. See the headings "Competition" and "Intense Competition and Rapid Technological Change" under the caption "Risk Factors," herein.

          Sources and Availability of Raw Materials and Names of Principal Suppliers. The Company purchases its CD's from the manufacturing plant that is owned and operated by Chartware, its wholly-owned subsidiary. Although the Company believes that these supplies will continue at favorable terms, there can be no assurance of this. Although management believes that the Company could establish satisfactory relationships with other suppliers and manufacturers should its current relationship be interrupted, the Company could experience substantial disruption and resulting loss of sales in the event of an unexpected change in suppliers. In addition, demand for certain critical items required in the manufacture and pressing of CD's and CD-ROM's may from time to time exceed supply; this imbalance may cause Chartware's CD production plant to be unable to obtain sufficient numbers of these items to meet its needs. To date, the Company's operations have not been materially adversely effected by such shortages; however, there can be no assurance that shortages will not occur in the future or that, if they do, such shortages will not have a material adverse impact on the Company's operations. Furthermore, as with most other CD plants, Chartware may from time to time experience difficulty in hiring and retaining experienced personnel, which may have an adverse impact on the profitability of its CD manufacturing operations. See the headings "Dependence on Certain Suppliers" and "Possible Shortages of Materials and Personnel" of the caption "Risk Factors," below.

       Dependence on One or a Few Major Customers. The Company distributes its products through a network of over 50 independent distributors, who in turn sell the products to retail outlets. Management believes that the wholesale and retail markets for recordings are sufficiently diffuse that the loss of one or more distributors or retail outlets will not seriously impact the Company's sales. However, a change in musical tastes or a general decline in demand for recordings may have a substantial adverse impact on the Company's operations.

       Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, including Duration. The Company, through CRL, its music publishing subsidiary, is party to an AP.2A Agreement for the Manufacture and Distribution of Records for Retail Sale to the Public for Private Use (the "AP.2A Agreement"), as promulgated by the British Mechanical-Copyright Protection Society Ltd. ("MCPS"). The AP.2A Agreement requires the Company to obtain a license from MCPS for the manufacture of any musical disk in the United Kingdom which reproduces one or more musical works within the repertoire of MCPS with a view to its retail sale to the public for private use. Royalties payable in connection with such a license are typically 8.5% of the published dealer's price for the recording in question, multiplied by the number of disks for which the license is granted. The copyright protection societies of other nations similarly regulate the manufacture and sale of musical recordings in those nations. Such societies include, for example, GEMA in Germany and BMI and ASCAP in the United States.

        Need for Any Governmental Approval of Principal Products or
Services. The manufacture and sale of musical recordings is subject to the licensing requirements imposed by the copyright protection society of each
nation.   These societies are not governmental entities but their licensing requirements do apply to the operations of any record company operating within their jurisdictions. See the heading "Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, including Duration" of this caption.

         Effect of Existing or Probable Governmental Regulations on the Business. On the effectiveness of its Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A of the Commission, which regulates proxy solicitations. Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the

Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

         The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

         Management believes that these obligations will increase the Company's annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

         Research and Development.  None; not applicable.

         Costs and Effects of Compliance with Environmental Laws.  The
Company is required to disclose its CD manufacturing operations in a filing with the local authorities in Rodermark, Germany. The cost of this filing is minimal. The manufacturing facilities are subject to a bi-annual inspection by these authorities to ensure compliance with environmental regulations. The Company has never been in violation of these regulations. See the caption "Description of Property," Part I, Item 3 of this Registration Statement.

         Number of Total Employees and Number of Full-time Employees. Collectively, the Company and its wholly-owned subsidiaries employ 30 people. On a subsidiary-by-subsidiary basis, the Company's employment figures are as follows: (i) Dolphin Studios - two full-time and four part-time employees;
(ii) Chartware - 20 full-time and five part-time employees; (iii) CRL - two full-time employees; (iv) Immediate (Swiss) - one full-time employee; and (v) MAC - three full-time employees. Due to overlapping employment for certain individuals, the total employment figures of the Company's subsidiaries exceed 30.

Risk Factors.
-------------

          The Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, as well as risk factors particular to the industries in which it will operate, and will include, among other things, those types of risk factors outlined below.

          Developmental Stage Company. The Company was only recently organized and has only a limited operating history. Although Dolphin Studios and others of the Company's operating subsidiaries do have limited operating experience, they too must be deemed to be developmental stage companies. Taken together, the Company and its subsidiaries must be considered to be in an early formative stage. There can be no assurance that the Company's business plans will prove successful, or that the Company or its wholly-owned subsidiaries will be able to operate profitably.

         Future Sales of Common Stock. Michael Berresheim currently beneficially owns 2,341,985 shares of the common stock of the Company, or approximately 27% of its outstanding voting securities. Commencing in March, 1998, and subject to compliance with the applicable provisions of Rule 144 of the Securities and Exchange Commission, Mr. Berresheim may begin selling up to one percent of the outstanding securities of the Company in any three-month period. Such sales could have a substantial adverse effect on any public market that may exist in the Company's common stock. Sales of any of these shares by Mr. Berresheim could adversely affect the ability of the Company to secure the necessary debt or equity financing for the Company's proposed business operations. For additional information concerning the present market for shares of common stock of the Company, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Part II, Item 1 of this Registration Statement. For information regarding common stock ownership of Mr. Berresheim, see the caption "Security Ownership of Certain Beneficial Owners and Management,"
Part I, Item 4 of this Registration Statement.

         Dilution. Depending on the nature and extent of services rendered, the Company may compensate present management and directors for services rendered or to be rendered. If this compensation takes the form of an issuance of the Company's common stock to such persons, this would have the effect of diluting the holdings of the Company's other stockholders. In addition, the Company may issue stock in connection with future acquisitions. For a discussion of the issuances of common stock to the Company's directors and executive officers, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.

     Competition. There are numerous corporations, firms and individuals which are engaged in the type of business activities in which the Company is presently engaged. Many of those entities are more experienced and possess substantially greater financial, technical and personnel resources than the Company or its subsidiaries. While the Company hopes to be competitive with other similar companies, there can be no assurance that such will be the case.

        Limited and Volatile Market for Common Stock. The Company's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "IEGP" and on the Third Market segment on the Frankfurt Stock Exchange; however, there is currently no "established trading market" for such common stock and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. For additional information regarding the market for the Company's common stock, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Part II, Item 1 of this Registration Statement.

        Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than US$2,000,000 (if the issuer has been in continuous operation for at least three years) or US$5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than US$6,000,000 for the last three years.

      Section 15(g) of the 1934 Act and Reg. Section 240.15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     Dependence on Certain Suppliers. The Company purchases its CD's from Chartware's plant. Although the Company believes that Chartware will continue to supply the Company at favorable terms, there can be no assurance that it will continue to do so. Although the Company believes that it could establish satisfactory relationships with other suppliers and manufacturers should its current relationship with Chartware be interrupted, the Company could experience substantial disruption and resulting loss of sales in the event an unexpected change in suppliers becomes necessary.

          Possible Shortages of Materials and Personnel. Demand for certain critical items required in the manufacture and pressing of CD's and CD-ROM's may from time to time exceed supply; this imbalance can result in the inability of the Company, through Chartware's operating CD plant, to obtain sufficient numbers of these items to meet its needs. To date, the Company's operations have not been materially adversely effected by such shortages. As with most other CD manufacturers, Chartware may from time to time experience difficulty in hiring and retaining experienced personnel, which may have an adverse impact on the profitability of its CD manufacturing operations.

      Dependence on Key Employees. Historically, the Company has been heavily dependent on the ability of its President and Chairman of the Board, Michael Berresheim, as well as on the experience of Christoph Berger, its Vice President; Wolfgang Munz, its Chief Financial Officer; and Geraldine Blecker, a director, to contribute essential technical and marketing experience. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. The Company intends to apply for "key-man" life insurance on the lives of its directors. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that it will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.

      Multi-Media. The Company believes that CD's and CD-ROM will be the front-line product of the second half of the 1990's and that CD-ROM software carriers will combine audio and video clips with programming software on one or more regular CD's. Sound bytes, biographies of artists, rock software programs, games, clip art, show information and song titles and interactive remix facilities can be integrated within the CD-ROM format. However, the multi media industry is dependent on relatively large investments and the Company's relative lack of capital will likely limit its business opportunities in this regard.

     Returns Policy. It is common practice in the music industry for manufacturers to permit retailers to return unsold merchandise. In keeping with this industry practice, the Company gives credit to its distributors for merchandise returned by their accounts. Because the Company has had a limited history of operations, it has not determined the likely return rate on its sales. Although as standard policy the Company considers 20% reserves from revenues for these returns to be reasonable, there can be no assurance that the level of returns will not exceed these reserves in the future. In the event that the amount reserved proves to be inadequate, the Company's operating results will be adversely effected.

     Future Capital Requirements. The Company's plan of operation calls for it to acquire audio and visual master recordings to increase its catalog. Depending upon the commercial success of its acquisitions, the Company may need to raise additional capital in the future. Should such need arise, the Company may sell additional shares of its common stock which would reduce the proportional interest of its existing stockholders. See the Risk Factor "Dilution" of this caption.

     Trademarks.  The Company uses the following brand-names: MMS
Records; Frankfurt Beat; Mausoleum; Actual; 4th Dimension; SilenZ; and Allemania. Although the Company has used these names without adverse claim, there can be no assurance that the Company will be successful in defending against any possible claim for trademark infringement; the Company may be required to change the name of one or more labels or be liable for damages in the event that it is unsuccessful in its defense of any such claim.

     Piracy and Home-Taping. The Company and its wholly-owned subsidiaries operate in an industry in which revenues can be adversely effected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by home-taping for personal use.

     Intense Competition and Rapid Technological Change. The record industry is highly competitive and the Company will have to compete with a multitude of similar companies, possessing substantially greater financial, personnel, technological and marketing resources. It is particularly difficult for small independent companies to compete with such major companies for recording artists, radio air time and floor space for their releases in retail outlets. The Company is not a significant factor in the industry. There is no assurance that the Company will be able to compete in such an environment.

     Product Transition. Rather than simply acquiring already completed master recordings for a set price plus royalties, the Company intends to become more involved in the actual production of master recordings. This aspect of the recording business will require management to approve specific projects and to contract with recording artists, musicians and producers to produce master recordings. The artists and producers will receive fees plus a percentage of the proceeds received by the Company from distribution of such recordings. The fee and the royalty arrangements will be negotiated on a case by case basis. The Company may produce some or most of its own recordings at Dolphin Studios. With the highly competitive environment in the music industry, there can be no assurance that any such new product line will achieve market acceptance and generate the level of sale and income anticipated by the Company.

     Current Expenditures in Anticipation of Future Growth. The Company has recently increased its marketing budget for the purpose of promoting sales of selected products that management has identified as possible hits. These expenditures have adversely affected the Company's results of operations. There can be no assurance that the Company's new products will achieve sufficient market acceptance to support this increased level of expenditures.

     Financing Arrangements. The Company's German subsidiaries have facilities to draw up to DM 250,000 (approximately US$140,000) from Commerzbank of Frankfurt, Germany; these facilities are personally guaranteed by Mr. Munz. No other major bank facilities are in place yet. The Bavarian Union Bank of Munich, Germany, holds a mortgage in the amount of DM 1,375,000 (approximately US$ 750,000) on the Company's real estate in Rodermark, Germany. This mortgage is personally guaranteed by Messrs. Berresheim and Thomas Rehart. The Sparkasse Langen Seligenstadt ("Sparkasse Langen"), the record title holder to certain CD manufacturing equipment securing a loan from Top Disc Optical Data Produktions GmbH, a German corporation ("Top Disc"), has sold such equipment to Chartware under the supervision of the German bankruptcy court. The purchase price was DM 2,400,000 (approximately US$ 1,350,000), with an option to purchase an additional CD monoline in 1997. In September, 1997, the Company exercised this option and has entered into an agreement to purchase the monoline for DM 1,400,000 (approximately US$ 790,000), plus tax. The Company has made a down payment of DM 500,000, and the Company intends to make monthly payments of DM 100,000; if possible, the Company will make larger payments in order to complete the payments as soon as possible. The Company expects to reach a definitive agreement with Sparkasse Langen in the next several weeks. In addition, the Company currently owes approximately DM 600,000 (approximately US$ 340,000) to MBO for the purchase of a Neve console owned by Dolphin Studios. The Company has also entered into a lending agreement with MMS Holding Corporation, an Idaho corporation ("MMS"), which is the record owner of 14% of the Company's issued and outstanding common stock, by which MMS agreed to lend to the Company up to US$ 2,500,000, which may be converted to equity in the Company at an agreed price of US$ 4 per share. The issuance of shares pursuant to this option would result in additional dilution to existing stockholders. See the Risk Factor "Dilution" of this caption and the caption "Certain Relationships and Related Transactions," Part I, Item 7 of this Registration Statement.

     Investing and Financing Activities. The Company has credit facilities which are secured by the Company's assets as described above. The Company's wholly-owned subsidiary, MAC, is also authorized to raise additional capital, which it plans to invest mainly in master recordings, through a media investment fund which it offers exclusively in Germany. This fund is a tax deductible fund and is offered by prospectus, to German residents only, in accordance with applicable laws thereof. The MAC fund is authorized to raise up to DM 30,000,000 (approximately US$ 16,500,000), of which 15% has been allocated to payment of administrative costs and 10% has been allocated to sales commissions and consulting. It is expected that the first proceeds of the MAC fund will be received in the first quarter of 1998. In addition, the Board of Directors of the Company has authorized the offering of up to 1,000,000 shares of common stock pursuant to Regulation S of the Commission. The sales of these securities will have the effect of diluting the holdings of existing stockholders. See the Risk Factor "Dilution" of this caption and the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2 of this Registration Statement.

    Record Business. The Company anticipates substantial costs with respect to the production, acquisition, promotion and distribution of its recordings; a majority of these costs will have to be paid regardless of the recordings' success. As is generally the case throughout the record industry, the Company expects that only a small percentage of its recordings will generate significant profits. The ability to generate profit depends upon many factors which may be beyond the control of the Company's management. These factors include, but are not limited to, acquisition and distribution costs; the success of advertising and promotional activities (which require substantial expenditures); the efforts of domestic and foreign distributors; the existence of favorable critical reviews; the ability to obtain radio air time for the Company's products; and the buying habits of the public.

          Conflicts of Interest; Related Party Transactions. The Company is presently seeking additional potential acquisition targets and the possibility exists that it may acquire or merge with a business or company in which the its executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duty to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

        In the next 12 months, the Company, through its operating subsidiaries, intends to expand its product distribution network by entering into contracts with additional distributors. Subject to the availability of sufficient funds, the Company also plans to purchase additional music catalogs and enter into recording contracts with artists. In this regard, the Company intends to seek out artists from among the many who have been released by other record companies in the past five years. The Company also intends to commence the business of producing and synchronizing music for movies, television and video productions and to produce compact disks and CD-ROM at the Chartware manufacturing plant. In addition, the Company intends to finalize the terms of the German music television acquisition and to complete such acquisition in the near future, although there can be no assurance that it will be consummated. See the heading "Business
Development" of the caption "Description of Business," Part I, Item 1 of this Registration Statement.

          The ability to conduct these operations will depend on the Company's ability to obtain sufficient funding. The Board of Directors has authorized the Company to undertake an offering of up to 1,000,000 shares of the Company's common stock at a price of US$ 3 per share, pursuant to Regulation S of the Commission. The sales of such securities will be subject to the execution and delivery of Regulation S subscription agreements providing for a "restrictive" legend to be imprinted on each stock certificate, the receipt of an acceptable opinion from counsel satisfactory to the Company that such legend may be removed and that after such removal the shares may be resold in compliance with Section 5 of the 1933 Act or an exemption from such registration provisions and that any resales be effected in compliance with the applicable terms and provisions of Rule 144 of the Commission. However, there can be no assurance that the Company will be able to successfully raise this capital or that, if it does, it will be able to operate profitably.

          The Company expects to commence the offering following the filing of this Registration Statement. In the event that it is commenced before the effective date hereof, the Company will file an amendment to this Registration Statement disclosing such commencement; if it is commenced following such effective date, the Company will make such disclosure in a Current Report on Form 8-K.

          During the next 12 months, the Company plans to realize operating efficiencies by maintaining a relatively small staff that is experienced in all phases of the music and entertainment business and by maintaining close controls over production costs.

Results of Operations.
----------------------

          For the years ended December 31, 1997 and 1996, the Company and its wholly-owned subsidiaries realized net sales of US$ 3,632,885 and US$ 390,769, respectively. Taking into account costs of sales and expenses, the Company's net loss in these periods totaled US$ 302,211 (US$ 0.05 per share)and US$ 286,038 (US$ 0.14 per share), respectively.

          In the next twelve months, management intends to increase the Company's liquidity by increasing sales volume, reducing administrative costs and improving cash flows. The Company is also preparing to commence an offering of up to US$ 3,000,000 of its common stock pursuant to Regulation S of the Commission. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2 of this Registration Statement. However, as noted, the Company has experienced recurring operating losses and there can be no assurance that it will be able to meet its operating costs and to operate at a profit.

Item 3.  Description of Property.
---------------------------------

          The Company owns an office, CD manufacturing facility and warehouse located in Rodermark, Germany. The facility consists of approximately 25,000 square feet in total. The property is mortgaged to the Bavarian Union Bank of Munich, Germany, in the amount of DM 1,375,000 (approximately US$ 750,000), with an interest rate of 6%. Mortgage payments total DM 11,400 (approximately US$ 6,400) per month.

          MAC leases approximately 1350 square feet of office space in Rodermark, Germany, at a rate of DM 1500 (approximately US$ 850) per month. The term of the lease is three years, terminating August 31, 2000.

          Dolphin Studios leases its office and studio facilities in Morfelden-Walldorf, Germany, from MBO at a rate of DM 7,000 (approximately US$ 3,900) per month. The leased facilities consist of approximately 5,000 square feet of space containing office space and four studios and two control rooms with digital and analog recording and outboard equipment and peripherals. The property contains an additional 10,000 square feet of floor space, which Dolphin Studios has the option of leasing if the space becomes necessary. See the heading "Transactions with Management and Others" of the caption "Certain Relationships and Related Transactions," Part I, Item 7 of this Registration Statement.

          On January 19, 1998, Computer Marketing and Engineering Co. Ltd. ("Comenco") and CRL executed a License whereby Comenco granted to CRL the use of two offices located at 63 Kew Green, Kew, Richmond, Surrey, England. The Comenco License provides for CRL to have possession of these offices for a period of three months, commencing on the date of the License, at a rental of 750 British pounds per month.

          The Company subleases from Howard Bronson Associates office space located at 6 East 45th Street, New York, New York, at a monthly rate of US$ 500, plus US$ 300 per month for telephone and reception services. The premises consist of 180 square feet of office space. The lease is for a six month term.

          The Company has entered into a service agreement with Christoph Berger which provides for the Company to pay DM 20,000 (approximately US$ 11,300) to Mr. Berger per month as salary and for use of Mr. Berger's office in Niederurnen, Switzerland, including use of office personnel and telephone. The office consists of approximately 5,000 square feet. Mr. Berger is a director and executive officer of the Company and is the President of CMC.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of February 27, 1998:

                                Number                 Percentage
Name and Address      of Shares Beneficially Owned      of Class
----------------      ----------------------------      --------

Michael Berresheim            2,341,985 (1)               26.8%
Eppsteinerstrasse 17
60323 Frankfurt
Germany

MMS Holding Corporation       1,206,198                   13.8%
56 West 400 South, Suite 260
Salt Lake City, Utah
84111
                              ---------                   -----
          TOTALS              2,341,985 (2)               26.8% (2)


     (1) Of this amount 35,000 shares each are beneficially owned by Mr. Berresheim's three children (105,000 shares total). An additional 1,206,198 of these shares are beneficially owned by MMS, of which Mr. Berresheim is the President.

     (2) Due to Mr. Berresheim's "control" relationship to MMS, Mr. Berresheim may be deemed to be the beneficial owner of the shares of the Company owned of record by MMS and such shares have been included in Mr. Berresheim's stockholdings in this table. In order to avoid double counting of these shares, the 1,206,198 shares held of record by MMS have not been included in the "Totals" section of this table.

Security Ownership of Management.
---------------------------------

          The following table sets forth the shareholdings of the Company's directors and executive officers as of February 27, 1998:

                                   Number              Percentage
Name and Address        of Shares Beneficially Owned    of Class
----------------        ----------------------------   ----------

Michael Berresheim            2,341,985 (1)               26.8%
Eppsteinerstrasse 17
60323 Frankfurt
Germany

Geraldine Blecker                15,000                    0.2%
Eichwaldstrasse 46
60385 Frankfurt
Germany

Wolfgang Munz                   250,000 (2)                2.9%
Odenwaldring 65
64859 Eppertshausen
Germany

Christoph Berger                 10,000                     0.1%
Windeggstrasse 16
8862 Niederurnen
Switzerland

                                  -----                    -----
All directors and executive
officers as a group (4)       2,616,985                    30.0%


     (1) Of this amount 35,000 shares each are beneficially owned by Mr. Berresheim's three children (105,000 shares total). An additional 1,206,198 of these shares are beneficially owned by MMS, of which Mr. Berresheim is the President.

     (2) Of this amount, 50,000 shares are beneficially owned by Mr. Munz' wife.


          See the caption "Directors, Executive Officers, Promoters and Control Persons," below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held on the third Friday in April of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                       Date of       Date of
                  Positions          Election or   Termination
Name                Held             Designation   or Resignation
----                ----             -----------   --------------

Michael Berresheim   President          11/97         *
                     Chairman            3/97         *

David Howar          Fmr. Vice Pres.    11/97          3/98
                     Former Director    11/97          3/98

Geraldine Blecker    Secretary/          3/97         *
                     Treasurer           3/97         *
                     Director            3/97         *

Wolfgang Munz        Director           12/97         *

Thomas Rehart        Former Director     9/97          2/98

Christoph Berger     Director            9/97         *

Anthony Calder       Former President    3/97         11/97
                     Former Director     3/97         11/97

Evert Wilbrink       Former Vice Pres.   3/97         11/97
                     Former Director     3/97         11/97

Roger Lund           Former President    5/96          3/97
                     Former Director     5/96          3/97

Toni Carter          Former Secretary    5/96          3/97
                     Former Director     5/96          3/97


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          Michael Berresheim, President and Chairman of the Board. Mr. Berresheim is 43 years of age. He has been active in the music business for over 18 years. In 1977, he set up his own studio in Frankfurt where he developed a major German act called Rodgau Monotones. Since then, Mr. Berresheim has been co-manager of numerous international artists, including ex-members of bands like Whitesnake, Iron Maiden, Toto, Michael Schenker and Motorhead, as well as the Far Corporation, which had a mega-hit with the Frank Farian-produced "Stairway to Heaven." Mr. Berresheim's experience producing numerous rock music videos placed him in demand to provide companies like Volkswagen, Mercedes, Adidas, Man and IBM with visual marketing concepts. In the 1980's, Mr. Berresheim was an associate of Filmtrax, the No. 1 independent film music publisher in Europe. During the same period, he was involved in raising funding for and actively promoting DCC-Dunhill Compact Classics, a company in Los Angeles which is still highly regarded in the recording industry. Mr. Berresheim has been a rock artist himself, a producer of numerous successful recordings and, when he has any spare time, he can be found experimenting with new concepts at Dolphin Studios. Mr. Berresheim is married, lives in Frankfurt, and has three sons.

          Geraldine Blecker, Secretary/Treasurer and Director. Ms. Blecker, age 45, resides in Frankfurt, Germany. She attended the Pasadena Playhouse, with studies in music and dramatic art. She later graduated from Polle College, in Dorset, England with a degree in Journalism and English Literature. Ms. Blecker has been involved in all phases of the music industry for the past 23 years and currently is managing a music publishing company with distribution throughout Europe.

          Wolfgang Munz, Chief Financial Officer and Director. Mr. Munz is 47 years old. He is a graduate of the Technical University of Darmstadt.
Mr. Munz began his career in 1970 as a research and development employee with a manufacturer of nautical components, and has also worked in managerial positions for such companies as Rutgerswerke AG, Thomas Bettes GmbH, and Accumulatorenfabrik Sonnenschein GmbH. Mr. Munz' employment history since 1990 includes positions as business manager for Europe for electrical and chemical technical products at Kopp AG and Werner & Mertz GmbH.

          Christoph Berger, Vice President and Director of A & R. Mr. Berger, age 41, founded the first Swiss music magazine, "Music Scene Schweiz," in 1978. From 1983 to 1988, he was the Managing Director of Roba Music, Switzerland, and was responsible for A & R matters for Roba Music of Hamburg, Germany. During this period, Mr. Berger handled the careers of artists such as Udo Lindenberg, Billy Ocean, Iron Maiden, Samantha Fox, Vicky Leandros, Don Dokken, Munchener Freiheit and Erdal Kizilcay. In 1989, Mr. Berger formed CMC Music Ltd., signing artists such as Warrant, Yngwie Malmsteen, Slaughter, Kix, Deep Purple, Iron Maiden and Yes. In late 1995, BMG International acquired a 50% interest in CMC and Mr. Berger moved to Denmark, where he became international general manager of the unrelated company CMC Music AS. At CMC Music AS, Mr. Berger helped to re-establish the careers of Kenny Rogers, John Denver, Roberto Blanco, Sailor, Suzi Quatro and Dr. Hook. After CMC Music AS was sold to EMI Records in August 1997, Mr. Berger brought his talents to the Company.

Significant Employees.
----------------------

          Other than its current directors and executive officers, the Company has no employees who are expected to make a significant contribution to the Company's business. However, see the heading "Dependence on Key Employees" of the caption "Risk Factors" of this Registration Statement.

Family Relationships.
---------------------

          There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          Except as stated below, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

          Michael Berresheim, the Company's President and Chairman of the Board of Directors, was an executive officer of Top Disc, which filed bankruptcy proceedings in December, 1996. Top Disc is a wholly-owned subsidiary of MMS.

          A prosecutorial investigation is currently pending in Germany with respect to the activities of MMS and Top Disc regarding alleged copyright violations, investment fraud and violation of provisions of Germany's bankruptcy laws. All of the alleged violations relate to Top Disc's pressing of CD's for King Records, a Bulgarian music company with no affiliation to Top Disc, MMS, the Company or any of its subsidiaries. The German prosecutor received evidence that King Records may not have paid royalties to the Bulgarian copyright society for certain recordings and that its arrangement with Top Disc for the production of CD's of such recordings violated applicable copyright laws. Under German law, the investigation pertains to Mr. Berresheim personally as the principal executive officer of MMS. No formal charges have been brought and Mr. Berresheim expects that the investigation will be terminated shortly with no charges being brought due to evidence that King Records was not in violation of the Bulgarian copyright laws.

          In connection with this investigation, the German mechanical rights association ("GEMA") made allegations of copyright violations by Top Disc; these allegations have been withdrawn.

Item 6.  Executive Compensation.
--------------------------------

               The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                SUMMARY COMPENSATION TABLE


                                                         Long Term Compensation

                              Annual Compensation              Awards
Payouts

-----------------------------------------------------------------------------------------------
  (a)             (b)       (c)     (d)      (e)         (f)         (g)   (h)        (i)

                                                                    Securities        All
                                             Other                  Underlying        Other
Name and        Year or                       Annual    Restricted  Options/LTIP      Compen-
Principal       Period      Salary   Bonus    Compen-   Stock       SAR's (#)Payouts  sation
Position        Ended        ($)      ($)     sation($) Awards($)
($)
-------------------------------------------------------------------------------------------------

Michael         12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Berresheim,     12/31/97    $ 60,000  -0-      -0-       -0-         200,000 -0-        -0-
President and                                                        shares(1)
Chairman

David Howar,    12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Fmr. Vice Pres. 12/31/97     -0-      -0-      -0-       5,000       -0-     -0-        -0-
Former Director                                          shares

Geraldine       12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Blecker,        12/31/97    $  5,000  -0-      -0-       -0-         30,000  -0-        -0-
Sec./Treas.,                                                         shares(2)
Director

Wolfgang Munz,  12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Director        12/31/97    $100,000  -0-      -0-       50,000      -0-     -0-        -0-
                                                         shares

Thomas Rehart,  12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Former Director 12/31/97    $ 60,000  -0-      -0-       -0-         100,000 -0-        -0-
                                                                     shares(1)

Christoph Berger12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Director        12/31/97    $ 35,000  -0-      -0-       -0-          20,000 -0-        -0-
                                                                      shares

Anthony Calder, 12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Former President12/31/97    $ 60,000  -0-      -0-       -0-         100,000 -0-        -0-
Former Director                                                      shares(1)

Evert Wilbrink, 12/31/96     -0-      -0-      -0-       -0-         -0-     -0-        -0-
Former Director 12/31/97    $ 60,000  -0-      -0-       -0-         100,000 -0-        -0-
                                                                     shares(1)


     (1) Options to purchase 100,000 of these shares were exercised at a price of US$ 0.001 per share, and the underlying shares were issued on September 24, 1997. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.

     (2) Options to purchase 15,000 of these shares were exercised at a price of US$ 0.01 per share, and the underlying shares were issued on November 5, 1997. See the caption "Recent Sales of Unregistered Securities,"
Part II, Item 4 of this Registration Statement.

Compensation of Directors.
--------------------------

          On December 23, 1997, the Company's Board of Directors resolved to issue 5,000 and 50,000 "unregistered" and "restricted" shares of its common stock to Messrs. Howar and Munz in consideration of their agreements to serve on the Board. See the caption "Recent Sales of Unregistered Securities,"
Part II, Item 4 of this Registration Statement.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          Effective November 15, 1997, the Company entered into an Employment Agreement and Contract with its President, Michael Berresheim. The Agreement provides for an employment term of three years, commencing November 15, 1997, with Mr. Berresheim to receive a salary of US$ 72,000 per year, payable in equal monthly installments. In addition, at every calendar year end, Mr. Berresheim is to be granted an option to purchase 100,000 "unregistered" and "restricted" shares of common stock at a price of $0.001 per share. Either party may terminate the Agreement upon 90 days' notice; termination by the Company shall be for good cause only, and in such event Mr. Berresheim will be entitled to receive $18,000, representing his pay during the 90 day notice period.

          Mr. Munz is also party to an Employment Agreement, dated January 28, 1998, with Chartware. This Agreement provides for an employment period in the event that Mr. Munz does not give notice of his intention to terminate the Agreement at least six months before the end of the initial term. The Agreement provides for a salary of DM 8500 (approximately US $4,300) per month, payable at the end of each month. In addition, Mr. Munz is entitled to payment of DM 0.015 (approximately US $0.009) per CD produced by Chartware for third parties.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

           Except as stated below, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded US$60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

          The Dolphin Studios property in Morfelden-Walldorf, Germany is owned by MBO. MBO is controlled by a family trust organized and controlled by Michael Berresheim, the Company's President and Chairman of the Board of Directors. Dolphin Studios pays rent of DM 7000 per month (approximately US$ 3,950) to MBO.

          MBO also holds a promissory note of Dolphin Studios in the amount of DM 1,010,000 (approximately US$569,000), of which approximately DM 654,000 (approximately US$ 368,000) was owing as of June 30, 1997. The note bears interest at the rate of 6.5% per year, and provides for an initial payment of DM 350,000 (approximately US$ 197,000) on June 1, 1996, with monthly payments of DM 18,333 (approximately US$ 10,000) due monthly, commencing on January 1, 1997. The note matures on December 31, 1997. As of June 30, 1997, Dolphin Studios had made the initial DM 654,000 payment and one additional payment of DM 5,400 (approximately US$ 3,000) only.

          Chartware has been engaged by Top Disc and MMS to press CD's. As of June 30, 1997, Top Disc was indebted to Chartware in the amount of US$ 339,516 for pressings done in 1995 and 1996. Due to Top Disc's bankruptcy, Chartware will receive payment of this receivable net of a 70% allowance, and the receivable is carried on Chartware's books net of this allowance.
Payment will be made through the German bankruptcy courts.

          As of December 31, 1996, MMS was indebted to Chartware in the amount of US$ 312,797 for CD pressings; this amount increased to US$ 668,489 as of June 30, 1997. In addition, at June 30, 1997, MMS was indebted to Dolphin Studios in the amount of US$ 155,391 for use of the recording facilities at Dolphin Studios.

          On June 23, 1997, Chartware executed a note in the amount of DM 100,000 (approximately US$ 56,000), payable to MMS. The note bears interest at the rate of 7% per annum; interest payments are due annually and principal is payable on December 31, 2000. The note evidences borrowings that were used to fund Chartware's operating costs.

          As of the date of this Registration Statement, the Company has received loans totaling approximately US$ 2,000,000 from MMS for miscellaneous expenses. The parties have agreed that MMS shall have an option to convert up to US$ 2,500,000 in Company debt into equity in the Company, at a conversion rate of US$ 4 per share. As of December 31, 1997, the Company had issued 500,000 "unregistered" and "restricted" shares of common stock to MMS in consideration of the conversion of all of the then-outstanding debt of Company to MMS. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4 of this Registration Statement.

          On December 31, 1995, Dolphin Studios executed a note payable to MMS in the amount of DM 136,000 (approximately US$ 76,000). This note represents borrowings by Dolphin Studios to fund operating costs and the purchase of equipment. The note was paid in full during the December 31, 1996, calendar year, through services rendered to MMS by Dolphin Studios.

Certain Business Relationships.
-------------------------------

          Except as stated under the heading "Transactions with Management and Others," above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded US$60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

          Except as stated under the heading "Transactions with Management and Others," above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded US$60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

          The Company has no parents, except to the extent that Mr. Berresheim and MMS may be deemed to be parents of the Company by virtue of their stock holdings. See the captions "Business Development" and "Security Ownership of Certain Beneficial Owners and Management" of this Registration Statement.

Transactions with Promoters.
----------------------------

          Except as stated under the heading "Transactions with Management and Others," above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded US$60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

          The Company has one class of securities authorized, consisting of 50,000,000 shares of one mill ($0.001) par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Except as stated under the caption "Recent Sales of Unregistered Securities," Part II,
Item 4 of this Registration Statement, all shares of the common stock now outstanding are fully paid and non-assessable.

          MMS has loaned the Company US$ 2,000,000 to pay for miscellaneous expenses. The Company has granted to MMS the option to convert up to US$ 2,500,000 in Company debt into equity at a price of US$ 4 per share. As of the date of this Registration Statement, MMS has converted the entire amount of outstanding debt into equity totaling 500,000 shares of "unregistered" and "restricted" common stock. In addition, the Company is party to an Employment Agreement and Contract with its President, Michael Berresheim, which provides for Mr. Berresheim to receive options to purchase 100,000 "unregistered" and "restricted" shares at a price of $0.001 per share; options to purchase 100,000 such shares are currently outstanding. Mr. Berresheim is to receive a new 100,000 share option at the end of each calendar year. Christoph Berger is the holder of an option to acquire 20,000 "unregistered" and "restricted" shares, and Geraldine Blecker holds an option to acquire 15,000 such shares. See the captions "Certain Relationships and Related Transactions, Part I, Item 7; and "Recent Sales of Unregistered Securities," Part I, Item 4; and "Executive Compensation," Part I, Item 6 of this Registration Statement.

          In connection with a Professional Service Agreement between the Company and GlobeMedia AG, of Zug, Switzerland, on February 3, 1998, the Company granted to GlobeMedia options to purchase 100,000 "unregistered" and "restricted" shares of common stock at a price of US$ 2.50 per share, exercisable for a period of one year. The Professional Service Agreement further provides for GlobeMedia to provide public relations services to the Company for a monthly fee of US$ 2500, with reimbursement of up to US$ 1500 in expenses per month. The term of the Professional Service Agreement is one year, with automatic renewal for additional one year terms unless either party terminates the Agreement not less than 60 days before the end of the then-current term.

          There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, that would delay, defer, or prevent a change in control of the Company.


                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          Since October 23, 1996, the Company's common stock has been quoted on the OTC Bulletin Board of the NASD under the symbol "IEGP." Its common stock is also listed on the Third Market Segment of the Frankfurt Stock Exchange in Germany. However, the market for shares of the Company's common stock is extremely limited. No assurance can be given that the present limited market for the Company's common stock will continue, and the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management, MMS or others may have a substantial adverse impact on any such public market. See the Risk Factor "Future Sales of Common Stock" under the caption "Description of Business," and the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.

          The Company's common stock has been quoted on the OTC Bulletin Board of the NASD only since October 23, 1996. The high and low bid prices for shares of the Company's common stock for each quarter beginning with the quarter ended December 31, 1996, and the period from January 2, 1998, to January 9, 1998, are as follows:


                                      Bid
Quarter ending:              High             Low
---------------              ----             ---


October 23, 1996,           Unpriced          Unpriced
to December 31, 1996

March 31, 1997              Unpriced          Unpriced

June 30, 1997               4.25              3

September 30, 1997          6.25              4.25

December 31, 1997           5.875             1

January 2, 1998,            2.6875            1.25
to January 9, 1998


          These bid prices were obtained from the National Quotation Bureau, Inc. (the "NQB") and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

          No assurance can be given that any "established public market" will develop in the Company's common stock, regardless of whether its current and proposed business operations are successful, or, if any such market does develop, that it will be sustained for any period of time.

Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 499.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock and does not intend to declare dividends in the foreseeable future. The policy of the Company is to reinvest any profits into further acquisitions. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company and its wholly-owned subsidiaries are not parties to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company or any of its subsidiaries. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding. However, see the heading "Involvement in Certain Legal
Proceedings" of the caption "Directors, Executive Officers, Promoters and
Control Persons," Part I, Item 5 of this Registration Statement.

Item 3.  Changes in and Disagreements with Accountants on Accounting and
Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                          Date          Number of          Aggregate
Name                    Acquired          Shares          Consideration
----                    --------          ------          -------------

MBO GmbH                1/28/97           2,000,000       Dolphin Plan

Howard C. Bronson       2/10/97              50,000       Services

Immediate Music Corp.   3/24/97           3,500,000       CMC Plan

Ash & Co.                6/3/97             100,000 (1)   Services

Howard C. Bronson        6/3/97              25,000       Services

Beacon Studios          9/24/97             500,000       Beacon Studios
                                                          Assignment

Michael Berresheim      9/24/97             100,000       US$ 100
                                                          (option exercise)

Thomas Rehart           9/24/97             100,000       US$ 100
                                                          (option exercise)

Anthony Calder          9/24/97             100,000       US$ 100
                                                          (option exercise)

Evert Wilbrink          9/24/97             100,000       US$ 100
                                                          (option exercise)

Falken                 10/27/97             250,000       Services
Vermogensberatung

Geraldine Blecker       11/5/97              15,000       US$ 150
                                                          (option exercise)

MMS Holding             11/5/97             500,000       US$ 2,000,000
Corporation                                               (debt retirement)

Music Avenue            2/20/98             328,000       Music Avenue
                                                          assignment

Wolfgang Munz          12/23/97              50,000       Services

David Howar            12/23/97               5,000       Services

National Mutual         2/23/98             100,000       Services
Trustees, Ltd.


     (1) Due to the termination of the Company's financial consulting agreement with Ash & Co., effective December 12, 1997, the Company has requested that the shares issued to it be returned for cancellation.

          With the exception of the shares issued to Ash & Co., which the Company has requested be returned for cancellation, these shares are fully-paid. In addition, each of these persons was a director or officer of the Company and/or had access to all material information regarding the Company prior to the offer or sale of these securities. Such offers and sales are believed to have been exempt from the registration requirements of
Section 5 of the Securities Act of 1933 pursuant to Sections 3(b) and/or 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration. See the heading "Business Development" under the caption
"Description of Business," Part I, Item 1 of this Registration Statement.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

          Article V of the Company's Bylaws reiterates the provisions of
Section 78.751(1) of the NRS.  Furthermore, Article V of the Company's
Articles of Incorporation provides that "no shareholders or directors of the corporation shall be individually liable for the debts of the corporation or for monetary damages arising from the conduct of the corporation."

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Audited Financial Statements

     Consolidated Financial Statements
     for the Years Ended December 31, 1996,
     and December 31, 1995
     ---------------------

     Independent Auditors' Report

     Consolidated Balance Sheets

     Consolidated Statements of Operations

     Consolidated Statements of Stockholders'
     Equity

     Consolidated Statements of Cash Flows

     Notes to the Consolidated Financial
     Statements


                                 PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration
Statement:




Exhibit
Number      Description*
------      ------------

 2.1        Dolphin Studios Plan

 2.2        CMC Plan

 3.1        Articles of Incorporation

 3.2        Amendment to Articles of Incorporation

 3.3        Bylaws

10.1        Agreement with Falken Vermogensberatung, dated March 3, 1997

10.2        Beacon Studios Assignment

10.3        Music Avenue Assignment

10.4        Agreement with Falken Vermogensberatung, dated August 2, 1997

10.5        BMG Agreement

10.6        Agreement with Porter Bibb

21          Subsidiaries of the Registrant

27          Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           IMMEDIATE ENTERTAINMENT
                                           GROUP, INC.

Date: March 8, 1998                      By  /s/ Michael Berresheim
     ----------------                       ------------------------
                                             Michael Berresheim, President
                                             and Chairman

Date: March 8, 1998                      By  /s/ Geraldine Blecker
     ----------------                       ------------------------
                                             Geraldine Blecker,
                                             Secretary/Treasurer and Director


Date: March 8, 1998                      By  /s/ Wolfgang Munz
     ----------------                       ------------------------
                                             Wolfgang Munz, Chief Financial
                                             Officer and Director

[Jones, Jensen & Company letterhead]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Immediate Entertainment Group, Inc. & Subsidiaries
Frankfurt, Germany

We have audited the accompanying consolidated balance sheets of Immediate Entertainment Group, Inc. and Subsidiaries as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immediate Entertainment Group, Inc. and Subsidiaries as of December 31, 1996 and the consolidated results of their operations and their and cash flows for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company's recurring losses from operations and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Jones, Jensen & Company
Jones, Jensen & Company
October 3, 1997

                     IMMEDIATE ENTERTAINMENT GROUP, INC.
                             AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1997 AND 1996

                     IMMEDIATE ENTERTAINMENT GROUP, INC.
                             AND SUBSIDIARIES
                       Consolidated Balance Sheets
                                  ASSETS

                                               December 31,
                                            1997           1996
                                        (Unaudited)
CURRENT ASSETS

  Cash                                    $  123,016       $  55,454
  Inventory  (Note 1)                        203,585             -
  Accounts receivable, net (Note 1)          683,973           6,533
  Prepaid expenses                            90,775           5,978

     Total Current Assets                  1,101,349          67,965

PROPERTY AND EQUIPMENT (Notes 1 and 2)     2,906,778         675,179

OTHER ASSETS

  Music catalogues, net (Note 3)           3,670,076         585,164
  Related party receivables (Note 4)       1,707,755         221,942
  Deposits                                    42,583             357

     Total Other Assets                    5,420,414         807,463

      TOTAL ASSETS                       $ 9,428,541     $ 1,550,607

                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                       $ 1,503,142     $    78,919
  Accrued expenses                           502,231          57,608
  Related party payables (Note 6)                -           652,960
  Shareholder loans (Note 7)                  94,641             -
  Unearned revenues (Note 8)                 114,680             -
  Notes payable, current portion (Note 5)    105,249          51,234

     Total Current Liabilities             2,319,943         840,721

LONG-TERM LIABILITIES

  Notes payable (Note 5)                     788,425             -

     Total Liabilities                     3,108,368         840,721

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY

  Common stock, $0.001 par value;
   50,000,000 shares
   authorized, 8,521,722 and
   2,500,000 shares issued
   and outstanding, respectively               8,522           2,500
  Additional paid-in capital               7,021,728       1,182,758
  Currency translation adjustment             66,880            (626)
  Accumulated deficit                       (776,957)       (474,746)

       Total Stockholders' Equity          6,320,173         709,886

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                             $     9,428,541    $  1,550,607


                    IMMEDIATE ENTERTAINMENT GROUP, INC.
                            AND SUBSIDIARIES
                   Consolidated Statements of Operations

                                        For the Years Ended
                                           December 31,
                                 1997             1996            1995
                             (Unaudited)


NET SALES                   $ 3,632,885       $    390,769   $   191,898

COST OF SALES                   686,998            115,619        79,350

GROSS MARGIN                  2,945,887            275,150       112,548

EXPENSES

  Selling, general and
   administrative             2,604,478            299,216        44,736
  Depreciation and
   amortization expense         587,431            211,204        93,885

     Total Expenses           3,191,909            510,420       138,621

LOSS BEFORE OTHER INCOME
 (EXPENSES)                    (246,022)          (235,270)      (26,073)

OTHER INCOME (EXPENSES)

  Interest income                    26                 25            12
  Interest expense              (46,348)           (44,857)      (24,397)
  Foreign currency exchange loss (9,867)               -             -
  Loss on disposition of assets     -                (5,936)          -

     Total Other Income
      (Expenses)                (56,189)            (50,768)     (24,385)

LOSS BEFORE INCOME TAXES       (302,211)           (286,038)     (50,458)

PROVISION FOR INCOME TAXES (Note 1) -                    -            -

NET LOSS                      $ (302,211)        $ (286,038)   $ (50,458)

NET LOSS PER SHARE            $    (0.05)        $    (0.14)   $   (0.03)

WEIGHTED AVERAGE SHARES        5,510,861          2,083,333    2,000,000


                        IMMEDIATE ENTERTAINMENT GROUP, INC.
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                                         Additional  Currency
                        Common Stock       Paid-in  Translation  Accumulated
                     Shares      Amount    Capital   Adjustment     Deficit


Balance, December
 31, 1994           2,000,000   $ 2,000  $ 30,155    $ (2,863)   $ (138,250)

Additional paid in
 capital contri-
 buted by shareholder     -         -      17,930          -             -

Currency translation
 adjustment               -         -         -           (40)          -

Net loss for the
 year ended
 December 31, 1995        -         -         -           -         (50,458)

Balance, December
 31, 1995           2,000,000     2,000     48,085     (2,903)     (188,708)

Common stock issued
 to acquire Dolphin
 Studios GmbH         500,000       500       (500)        -             -

Acquisition of
 Immediate Music
 Corporation              -         -     917,509          -             -

Additional paid in
 capital contri-
 buted by shareholder     -         -     217,664          -             -

Currency translation
 adjustment               -         -         -          2,277           -

Net loss for the year
 ended
 December 31, 1996        -         -         -            -       (286,038)

Balance,
 December 31, 1996  2,500,000  $ 2,500 $1,182,758    $     (626) $ (474,746)

Common stock issued
 to acquire Digital
 Masters catalogues
 (Note 3)             828,000      828  3,639,172            -           -

Common stock issued
 to acquire
 Immediate Music    3,500,000   3,500     (3,500)            -           -

Chartwear Record
 Service (Note 1)         -       -   (1,428,330)            -           -

Immediate Records,
 LTD (Note 1)             -       -     (134,856)            -           -

Common stock issued
 for cash             798,722     799  3,509,751            -           -

Common stock issued
 for services         895,000     895    256,733             -           -

Currency translation
 adjustment               -       -          -            67,506         -

Net loss for the
 year ended
 December 31, 1997        -       -          -              -      (302,211)

Balance, December
 31, 1997           8,521,722 $ 8,522 $7,021,728    $    66,880   $(776,957)


                      IMMEDIATE ENTERTAINMENT GROUP, INC.
                              AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                                             For the Years Ended
                                                  December 31,
                                     1997            1996             1995
                                 (Unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                         $ (302,211)     $ (286,038)     $ (50,458)
  Adjustments to reconcile net
   loss to net net cash provided
   by operating activities:
    Common stock issued for
    services rendered                     -              3,948            -
    Depreciation and amortization    587,431           211,204         93,885
    Loss on sale of assets               -               5,936            -

   Change in Assets and Liabilities:
    (Increase) decrease in accounts
     receivable                     409,672               (262)        21,721
    (Increase) decrease in prepaid
     expenses                      (84,797)             (5,978)           -
    (Increase) decrease in other
     assets                       (30,442)              11,759       (11,759)
    (Increase) decrease in deposits   -                    (357)          -
    (Increase) decrease in
     inventory                     30,864                  -              -
    (Increase) decrease in
     related party receivables (1,311,255)           (221,942)        (1,377)
    Increase (decrease) in
     related party payables    (1,070,960)                 -              -
    Increase (decrease) in
     unearned revenues            114,680                  -              -
    Increase (decrease) in
     accounts payable             900,102              71,148        (20,560)
    Increase (decrease) in
     accrued expenses            (485,880)              27,341              4

     Net Cash Provided (Used) by
      Operating Activities     (1,242,796)            (183,241)        31,456

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets     (1,079,043)                 -              -
  Sale of property and equipment      -                 12,346            -

     Net Cash Provided (Used) by
      Investing Activities     (1,079,043)              12,346            -

CASH FLOWS FROM FINANCING ACTIVITIES

  Capital contributed by shareholder  -                198,206            -
  Proceeds from sale of
    common stock                3,510,550              325,837            -
  Proceeds from notes payable         -                    -          87,598
  Cash acquired with subsidiary   199,402                   -             -
  Payment on notes payable     (1,320,551)            (300,184)     (117,284)

     Net Cash Provided (Used) by
       Financing Activities    $2,389,401          $   223,859     $ (29,686)

NET INCREASE IN CASH           $   67,562          $    52,964    $     1,770

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD              55,454                2,490            720

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                $  123,016         $    55,454     $    2,490

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR

  Interest                     $   46,348          $   44,416     $    37,919
  Income taxes                 $     -            $       -      $       -

NON-CASH FINANCING ACTIVITIES

  Property and equipment
   purchased under
   notes payable               $     -             $ 660,661      $       -

  Shareholder payable
  converted to equity          $     -            $  22,018       $    17,930

  Shares issued to acquire
   Digital Masters
   Catalogue                   $3,640,000         $    -          $       -

  Common stock issued to
   acquire
   Immediate Music             $     -           $    -          $       -


                         IMMEDIATE ENTERTAINMENT GROUP, INC.
                                   AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Organization

The consolidated financial statements include those of Immediate Entertainment Group, Inc. (Formerly Diversified Research, Inc.) and its wholly-owned subsidiaries, Dolphin Studios GmbH (Dolphin), Immediate Music Corporation
(IMC) Chartwear Record Service GmbH (CRS) and Immediate Records Ltd. (IRL). Collectively, they are referred to herein as "the Company".

Immediate Entertainment Group, Inc. was incorporated under the laws of the State of Nevada on May 10, 1996 as Diversified Research, Inc. Immediate Entertainment Group, Inc. was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit.

Dolphin, a wholly-owned subsidiary, was incorporated under the laws of the Federal Republic of Germany on July 1, 1993, Dolphin operates a recording studio where it produces music recordings and digitally remasters existing recordings.

On October 22, 1996, the Company completed an Agreement and Plan of Reorganization whereby Immediate Entertainment Group, Inc. issued 2,000,000 shares of its common stock in exchange for all of the outstanding common stock of Dolphin. The reorganization was accounted for as a recapitalization of Dolphin because the shareholders of Dolphin control the Company after the acquisition. Therefore, Dolphin is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Immediate Entertainment Group, Inc. Immediate Entertainment Group, Inc. is the surviving entity for legal purposes and Dolphin is the surviving entity for accounting purposes.

IMC, a wholly-owned subsidiary, was incorporated under the laws of the State of Delaware on August 21, 1996 for the purpose of creating a vehicle to raise capital to acquire licenses to distribute musical recordings and to acquire other entities in the record industry.

On February 28, 1997, the Company completed a Plan and Agreement of Reorganization whereby Immediate issued 3,500,000 shares of its common stock in exchange for all of the outstanding common stock of IMC. The reorganization was accounted for as a pooling of interests and accordingly, all prior financial statements have been restated to include IMC.

CRS, a wholly-owned subsidiary of IMC, was incorporated under the laws of the Federal Republic of Germany on March 3, 1995. CRS produces and distributes compact discs.

IRL, a wholly-owned subsidiary of IMC, was incorporated under the laws of the United Kingdom on February 1, 1996. IRL markets and licenses music recordings in the United Kingdom.

On January 1, 1997, IMC acquired IRL by issuing 100,000 shares of its common stock and by assuming debts of IRL totaling approximately $44,000. The acquisition was accounted for as a purchase and results of operations of IRL since the date of acquisition are included in the consolidated financial statements.

     b.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

     c.  Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

     d.  Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $42,988 and $6,001 at December 31, 1997 and December 31, 1996 respectively.

     e.  Loss Per Share

The computations of loss per share of common stock are based on the weighted average number of shares outstanding during each period presented.

     f.  Principles of Consolidation

The consolidated financial statements include those of Immediate Entertainment Group, Inc. and its wholly-owned subsidiaries, Dolphin Studios GmbH, Immediate Music Corporation, Chartwear Record Service GmbH, and Immediate Records, Ltd. All significant intercompany transactions and accounts have been eliminated in the consolidation.

For the Company's foreign subsidiaries, the functional currency has been determined to be the local currency. Accordingly, assets and liabilities are translated at year-end exchange rates, and operating statement items are translated at average exchange rates prevailing during the year. The resultant cumulative translation adjustments to the assets and liabilities are recorded as a separate component of stockholders' equity. Exchange adjustments resulting from foreign currency transactions are included in the determination of net income (loss). Such amounts are immaterial for all periods presented.

In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," cash flows from the Company's foreign subsidiary are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

     g.  Property and Equipment

Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as of 4 to 5 years.

Depreciation expense for the years ended December 31, 1996 and 1995 was $211,204 and $93,885, respectively.

     h.  Revenue Recognition

     Revenue is recognized upon completion of recording projects, and delivery of products.

     i.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimate.

     j.  Concentrations of Risk

     Foreign Currency Translation

Since the subsidiaries of the company are German and English companies whose financial statements must be translated into U.S. Dollars to conform with the requirements of the Securities and Exchange Commission, major changes in the currency exchange rate between German Marks, British Pounds and U.S. Dollars may have a significant impact on operations of the Company. Although the Company does not anticipate the currency exchange rate to be significantly different over the next 12 months, no such assurances can be given.

     Cash

As of December 31, 1997, the Company had demand deposits of $123,067 in German banks which are not subject to FDIC regulations.

     Sales

The Company's primary operations are located in Rodermark Germany. Sales are concentrated in Germany, with some sales in other countries in Western Europe. The Company's sales are dependant upon the economy in the area.

     Accounts Receivable

Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risk in the normal course of its business.

     k.  Income Taxes

No provision for income taxes has been accrued because the Company has net operating losses from inception. The net operating loss carryforwards of approximately $800,000 at December 31, 1997, expire in 2012. No tax benefit has been reported in the consolidated financial statements because the Company is uncertain if the carryforwards will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

     l.  Inventory

Inventories are stated at the lower of cost or market value using the first-in, first-out method of valuation. Inventory is shown net of an allowance for obsolescence of $61,028 at December 31, 1997.

NOTE 2 -PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1996:

                    December 31,
                         1996

     Recording studio equipment          $     1,025,631
     Other production equipment                   81,822
     Leasehold improvements                        7,482
                                               1,114,935
     Less accumulated depreciation              (439,756)

                                           $     675,179

NOTE 3 -MUSIC CATALOGUES

The Company has acquired several music catalogues through the issuance of stock. The catalogues were valued at $585,164, net of accumulated amortization of $0, at December 31, 1996. The catalogues will be amortized over a 40 year estimated useful life using the straight line method beginning in 1997. Amortization for the year ended December 31, 1996 was $0.

NOTE 4 -RELATED PARTY RECEIVABLES

The Company engages in business transactions with companies which are related through common control. These transactions resulted in balances due to the Company of $1,707,755 and $221,942 as of December 31, 1997 and December 31, 1996, respectively. The amounts have been classified as non-current because it is not likely that the amounts will be repaid during the following business cycle. The amounts are non-interest bearing and are due upon demand.

NOTE 5 - NOTES PAYABLE

     Notes payable at December 31, 1996 consisted of the following:

                                                               December 31,
                                                                  1996

     Note payable to a bank secured by property
      and equipment, interest at 8% on the outstanding
      balance, principal and interest payments of $4,823
      due monthly, maturing November 15, 1997.                 $     51,234

          Total notes payable                                        51,234

          Less: current portion                                     (51,234)

          Long-term notes payable                               $       -

     Maturities of long-term debt are as follows:

     Year ending December 31;

     1997               $     51,234
     1998                        -
     1999                        -
     2000                        -
     2001 and thereafter         -

          Total         $     51,234

NOTE 6 -RELATED PARTY PAYABLES

The Company has received loans from companies related through common control. Balance of these loans was $652,960 as of December 31, 1996. The loans carry interest rates of 6.5% to 7.5% and are due upon demand.

NOTE 7 - SHAREHOLDER LOANS

The Company received loans from shareholders during the year ended December 31, 1997 which were converted to common stock. (See Note 12)

NOTE 8 - UNEARNED REVENUES

The Company received $114,680 as a prepayment of royalties to be earned as recordings are sold. Revenue will be recognized based on the reported sales of the recordings which were sublicensed.

NOTE 9 -COMMITMENTS AND CONTINGENCIES

The Company leases office and studio space under a non-cancellable operating lease. The lease calls for monthly payments of $3,736 and expires June 30, 1998. Future minimum lease payments are as follows:

                    Amount

          1997          $     44,832
          1998                22,416

               Total    $     67,248

Rent expense for the years ended December 31, 1996 and 1995 was $57,748 and $28,087, respectively.

NOTE 10 -RELATED PARTY TRANSACTIONS

The Company engaged in business transactions with certain companies which are related parties due to common ownership and control. Sales of goods and services of $350,937 and $48,598 were made to related parties during 1996 and 1995, respectively.

NOTE 11 -GOING CONCERN

These consolidated financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has experienced recurring operating losses and has a working capital deficit which together raise substantial doubt about its ability to continue as a going concern.

Management is presently pursuing plans to increase sales volume, reduce administrative costs, and improve cash flows as well as obtain additional financing through stock offerings. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain.

NOTE 12 -STOCK ISSUANCES

     a.On August 28, 1997, the Board of Directors resolved to issue options to buy 400,000 shares of the Company's common stock at an exercise price of $0.01 per share to officers of the Company as compensation for services to be
rendered.   The Board of Directors also resolved to issue 100,000 shares of the Company's common stock to Chartware Record Services GmbH (CRS) to be used as collateral on a line of credit of CRS.

     b.On September 19, 1997, the Board of Directors resolved to issue 500,000 shares of the Company's common stock to MMS Holding Corporation as repayment for shares of MMS which were issued to the benefit of the Company. The Board of Directors also resolved to establish Immediate Swiss AG, a Delaware Corporation as a wholly-owned subsidiary.

NOTE 13 -OPERATIONS IN DIFFERENT INDUSTRIES (Unaudited)

                  Industry               Product and/or Service

     Digital Recording and Remastering     Digital Recordings
     Compact Disc Production and
     Distribution                            Compact Discs

Total sales by industry includes sales to outside customers and other entities related through common control. There were no intersegment sales during the year ended December 31, 1997.

Certain financial information concerning the Company's operations in different industries is as follows:

                                             Industry Segments
                    Digital      Compact Disk      Adjustments
                   Recording and  Production and         and
                   Remastering    Distribution      Eliminations     Total


Year ended December 31, 1997:
 Net sales to
 outside customers $  387,963     $ 3,244,922      $     -     $  3,632,885
 Net sales
 (or transfers)
   between segments       -               -              -              -

    Total net sales$  387,963     $ 3,244,922      $     -     $  3,632,885

 Operating income
  (loss) applicable
  to industry
  segments         $   77,258     $   267,565      $     -     $    344,823

 General corporate
  expenses not
  allocated to
  industry segments                                                590,845

      Operating income (loss)                                 $   (246,022)

Financial expense (income)                                    $     56,189

December 31, 1997
 Assets applicable to
 industry segments $  939,673     $5,791,890   $     (13,163) $  6,718,400
 General corporate assets                                        2,710,141
     Total assets                                             $  9,428,541

 Depreciation and
 amortization      $  164,432     $  405,723   $      17,276   $   587,431
 Property and
 equipment
 acquisitions      $  303,472     $  775,571                   $ 1,079,043


Segment information is not disclosed for the year ended December 31, 1996 as there was only one industry segment prior to January 1, 1997.

NOTE 14 -PROFORMA COMBINED STATEMENTS OF OPERATIONS

The historical information contained herein has been combined on a proforma basis. The purchase of CRS was effective January 1, 1997 and the purchase of IRL was effective January 1, 1997. The purchases have been presented as though they were effective January 1, 1996 and 1995. All significant accounting policies for CRS and IRL are the same as the Company's defined in
Note 1.


                     For the Year ended December 31, 1996

                                                        Proforma     Proforma
                            IEG       CRS      IRL    Adjustments   Combined
                                  (Unaudited)(Unaudited)(Unaudited)(Unaudited)
  NET SALES             $ 390,769  $2,136,011 $     -     $    -  $ 2,526,780
  COST OF SALES           115,619     371,138       -          -      486,757
  GROSS MARGIN           275,150    1,764,873      -          -    2,040,023
  EXPENSES               510,420     2,529,991  134,856        -    3,175,267
  LOSS FROM OPERATIONS  (235,270)    (765,118) (134,856)      -   (1,135,244)
  OTHER INCOME
   (EXPENSE)             (50,768)     (32,297)       -         -     (83,065)

  NET LOSS            $ (286,038)  $ (797,415)$(134,856)  $    - $(1,218,309)

  NET LOSS PER
SHARE                                                            $     (0.20)

                         For the Year ended December 31, 1995

                                                          Proforma    Proforma
                           IEG       CRS       IRL      Adjustments   Combined
                                (Unaudited)(Unaudited)  (Unaudited)(Unaudited)
  NET SALES             $ 191,898 $ 649,415  $    -     $     -    $  841,313
  COST OF SALES            79,350   409,255       -           -       488,605
  GROSS MARGIN            112,548   240,160       -           -       352,708
  EXPENSES                138,621   881,777       -            -     1,020,398
  LOSS FROM OPERATIONS    (26,073) (641,617)      -            -     (667,690)
  OTHER INCOME
   (EXPENSE)              (24,385)   (6,073)       -           -      (30,458)

  NET LOSS              $ (50,458)$(647,690) $      -    $     -   $ (698,148)

  NET LOSS PER
  SHARE                                                            $    (0.12)
